Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

February 8, 2012

FOR IMMEDIATE RELEASE

VelocityShares Launches Suite of Eight Commodities-Related ETNs including 3x Leveraged Long and Inverse Crude Oil, Brent Crude, and Natural Gas and 2X Leveraged Long and Inverse Copper ETNs.

Darien, CT (February 8, 2012) — VelocityShares LLC, creator of exchange traded products for institutional investors, announces the launch of eight commodities-related Exchange Traded Notes (ETNs) on the NYSE Arca stock exchange. The VelocityShares Crude Oil, Brent Crude, and Natural Gas ETNs represent the first suite of 3x leveraged long and 3x inverse energy-related exchange traded notes to be listed in the U.S. The VelocityShares Copper ETNs represent the first 2x leveraged long and inverse copper exchange traded notes to be listed in the US.

The new ETNs are in a response to demand for instruments to manage risk and express tactical views in the energy and metals markets. The ETNs compliment the suite of eight precious metals ETNS that VelocityShares brought to market last October, and provide institutional investors a means of managing their energy and metals exposures and expressing market views.

“This launch further demonstrates our dedication to developing sophisticated exchange traded products for institutional investors.” said Nick Cherney, Co-founder and Chief Investment Officer of VelocityShares.

Credit Suisse AG is the issuer of the ETNs. VLS Securities LLC, a wholly-owned subsidiary of VelocityShares LLC, is marketing the ETNs.

Exchange Traded Note	Ticker
VelocityShares 3x Long Crude Oil ETN	UWTI
VelocityShares 3x Inverse Crude Oil ETN	DWTI
VelocityShares 3x Long Brent Crude ETN	UOIL
VelocityShares 3x Inverse Brent Crude ETN	DOIL
VelocityShares 3x Long Natural Gas ETN	UGAZ
VelocityShares 3x Inverse Natural Gas ETN	DGAZ
VelocityShares 2x Long Copper ETN	LCPR
VelocityShares 2x Inverse Copper ETN	SCPR

The UWTI and DWTI ETNs allow institutional investors to manage Crude Oil exposures using a 3x leveraged long and inverse positions linked to the S&P GSCI™ Crude Oil Index ER, and the UOIL and DOIL ETNs allow institutional investors to manage Brent Crude exposures using a 3x leveraged long and inverse positions linked to the S&P GSCI™ Brent crude Index ER. The UGAZ and DGAZ ETNs allow institutional investors to manage natural gas exposures using 3x leveraged long and inverse positions linked to the S&P GSCI™ Natural Gas Index ER, and the LCPR and SCPR allow institutional investors to manage copper exposures using 2x leveraged long and inverse positions linked to the S&P GSCI™ Copper Index ER. The indices are published by Standard & Poor’s Financial Services LLC, a subsidiary of the McGraw Hill-Companies, Inc.

Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

February 8, 2012

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks. They are designed to achieve their stated investment objectives on a daily basis, but their performance over different periods of time can differ significantly from their stated daily objectives. The ETNs are riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for a period other than one day. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the applicable index and of seeking daily compounding leveraged long or leveraged inverse investment results, as applicable. Investors should actively and frequently monitor their investments in the ETNs, even intra-day. Although we intend to list the ETNs on NYSE Arca, a trading market for the ETNs may not develop.

Credit Suisse AG has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Credit Suisse AG has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse AG (1-800-221-1037), VLS Securities LLC, or any agent or dealer participating in the offerings will arrange to send you the prospectus and other applicable documents if you request it.

An investment in VelocityShares ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable pricing supplement.

The ETNs are senior unsecured securities issued by Credit Suisse AG through its Nassau branch. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Any payment on the ETNs is subject to the ability of Credit Suisse AG to satisfy its obligations as they become due. The return on each series of ETNs is linked to the performance of a market index. Investing in the ETNs is not equivalent to investing directly in index components or the applicable index itself. Because the ETNs are linked to the daily performance of the applicable underlying index and include either inverse or leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the inverse or leveraged return of the applicable underlying index. The ETNs include restrictions on the minimum number of ETNs that can be redeemed, and the dates they can be redeemed, are subject to an early redemption charge, do not guarantee any return of principal at maturity and do not pay any interest during their term.

The market value of the ETNs may be influenced by many unpredictable factors. Risks include limited portfolio diversification, uncertain principal repayment and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your ETNs even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the ETNs in the secondary market. The sale, redemption or maturity of the ETNs will generate tax consequences. The trading prices of the ETNs will

Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

February 8, 2012

reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the ETNs may also be influenced by changes in the credit rating of Credit Suisse AG.

About VelocityShares

Founded in 2009, VelocityShares is dedicated to providing sophisticated investors with unique solutions for portfolio and trading risk management. The success of the firm results from delivering innovative, efficient, and intelligent products for a wide range of institutional investors.

There is currently approximately $1 billion in market value of VelocityShares ETNs outstanding across 22 exchange traded notes.

As a leader in designing exchange traded products for institutional investors, VelocityShares is focused on developing instruments that enable investors to manage their market risk. The team has significant experience across asset classes and on both the buy- and sell-sides of the financial markets. Employing that combined knowledge and insight enables the development and delivery of innovative products.

For additional information about VelocityShares please see: www.velocityshares.com. Information contained in the VelocityShares website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any pricing supplement of Credit Suisse AG, and to the extent any of such information has not been filed by Credit Suisse AG, Credit Suisse AG has not participated in the preparation of, or verified, such publicly available information.

“Standard & Poor's®”, “S&P®”, “S&P GSCI®”, and “S&P GSCI Commodity Index™” are trademarks of Standard & Poor's Financial Services LLC (“S&P”) and have been licensed for use by Credit Suisse AG, VelocityShares LLC, and VLS Securities LLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the ETNs. The S&P GSCI index and the S&P GSCI sub-indices are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

© 2012 VelocityShares LLC. All rights reserved. VelocityShares, VelocityShares ETNs and the VelocityShares logo are service marks of VelocityShares. All other trademarks, service marks or registered trademarks are the property of their respective owners.

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